UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Atlas Corp.
(Name of Issuer)

Common shares, par value $0.01 per share
(Title of Class of Securities)

Y0436Q109

(CUSIP Number)

David L. Sokol
2400 Del Lago Drive

Fort Lauderdale FL 33316
(313) 465-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Tracy Larsen
Honigman LLP
300 Ottawa Avenue NW

Suite 400
Grand Rapids, MI 49503
(616) 649-1900

September 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d - 1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0436Q109

1		NAMES OF REPORTING PERSONS David L. Sokol
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
*		This calculation are based on a total of 281,251,256 common shares of Atlas Corp. (the “Issuer”) that were issued and outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2022 by David L. Sokol. Except as specifically provided herein, this Amendment No. 1 does not modify any of the disclosure previously reported in the Schedule 13D.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On September 26, 2022, Poseidon Acquisition Corp., a Marshall Islands entity (“Bidco”), an entity formed by the Reporting Person, together with certain affiliates of Fairfax Financial Holdings Limited (collectively, “FF”), Deep Water Holdings, LLC (“Deep Water”), The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005, and The Kevin Lee Washington 2014 Trust (collectively with Deep Water, “Washington Family Holdings”) and Ocean Network Express Pte. Ltd. (“ONE”) and certain of their respective affiliates (the “Consortium”), delivered a letter (the “Proposal Letter”) to the Special Committee of the Board of Directors regarding their previously disclosed non-binding proposal by the Consortium to acquire all of the outstanding Shares of the Issuer not presently owned by FF, Washington Family Holdings, the Reporting Person and certain executive management (the “Proposed Transaction”). In the Letter, the Consortium increased the proposed per share consideration in the Proposed Transaction to $15.50 per share. The Consortium also issued a press release publicly disclosing the Letter.

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, which is included in the press release filed herewith as Exhibit 99.7 and incorporated herein by reference.

Neither the Proposal Letter nor this Amendment No. 1 to Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Amendment No. 1 to Schedule 13D, as may be amended from time to time, and any limitations imposed by the Joint Bidding Agreement, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to limitations imposed by the Joint Bidding Agreement: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit 99.7: Press Release dated September 26, 2022

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 27, 2022

By:	/s/ David L. Sokol
Name:	David L. Sokol